United States securities and exchange commission logo





                 June 2, 2021

       David Polinsky
       Chief Financial Officer
       Rafael Holdings, Inc.
       520 Broad Street
       Newark, NJ 07102

                                                        Re: Rafael Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 27, 2021
                                                            File No. 333-256565

       Dear Mr. Polinsky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Appleby at 202-551-2374 or Pam Howell at 202-551-3357 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction